EXHIBIT 99.1

POET Technologies announces the resignation of Peter Copetti as  Executive Co-Chairman

SAN JOSE, Calif., May 02, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX-V:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry today announced that effective April 30, 2016, Peter Copetti, current Executive Co-Chairman of the Board, will be stepping down from the Board and his position as Executive Co-Chairman to pursue other opportunities.  Peter Copetti joined POET at the genesis of today’s refocused enterprise.   He has served as both Executive Co-Chairman and interim Chief Executive Officer (CEO).  Peter has worked tirelessly to establish POET as a presence in the burgeoning integrated opto-electronics industry and has been instrumental in the financial restructuring of the company.

“Peter has been a great partner and colleague throughout this incredible journey at POET.  He inspired me to join this team and his contributions and dedication to the restructuring of the company has lead us to our current state with a strong team, healthy balance sheet and well defined strategic roadmap.  His leadership, through our recently announced acquisition, has been commendable," said Ajit Manocha, Exec. Co-Chairman.   "On behalf of the entire board, I wish Peter all the best in this next phase of his professional and personal life."

“I would like to express our most sincere thanks to Peter for his vision and his determination that has helped put POET on the map in the field of integrated opto-electronics”, said Dr. Suresh Venkatesan, POET’s Chief Executive Officer.  “Peter’s mix of passion and business intelligence has helped establish a solid foundation for this company, as we now focus on our ‘lab to fab to monetization’ path.  His leadership over the past four years has had a tremendous impact on this company in terms of its vision, mission and financial turnaround.  Peter leaves behind a great team at POET and he has personally been a great mentor to me”.

“I am extremely pleased at what we have been able to accomplish together these past four years. I have often heard that the mark of a good leader is in establishing a solid team. I feel that I have accomplished that goal.  Ajit, Suresh and their team will lead this company to new heights and  I look forward to continued successes from this team as they focus on product development and achieving revenue.  I have complete belief in the management team, the Poet Technology and the DenseLight acquisition and I expect huge things from POET”, noted Peter Copetti, Executive Co-Chairman.

We wish Peter the best and all the success in his future endeavors.

About POET Technologies Inc.

POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components.  More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “John F. O’Donnell”, Secretary

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the expectations for the future success of the Company and its achievements.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding future growth, plans for and completion of projects by the Company's third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company's anticipated projects, delays or changes in plans with respect to the development of the Company's anticipated projects by the Company's third party relationships, risks affecting the Company's ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Robert Ferri Partners
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Email: Robert.ferri@robertferri.com